Exhibit 99.1

RNS Number: 4934Q
Wolseley PLC
03 October 2003

WOLSELEY PLC

3 October 2003

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr F N Hord, who is responsible for the Company’s US Building Materials Distribution business, increased his shareholding in the Company on 2 October 2003 by 11,000 ordinary shares. He exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him. He also sold 3,000 American Depositary Shares (equivalent to 15,000 ordinary shares) beneficially held by him at an average price per American Depositary Share of US$57.635 and now holds 63,200 ordinary shares.

Director’s Name	No. of options exercised	Exercise price per share (in pence)	No. of shares acquired	Date of acquisition

Mr F N Hord	13,000	388.75	13,000	02.10.2003
	13,000	440.00	13,000	02.10.2003

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